

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

Via E-Mail
Steven Malone
Chief Executive Officer
Findex.com, Inc.
4437 South 134th Street
Omaha, NE 68137

> **Re:** **Findex.com, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 16, 2011**
> **File No. 000-29963**

Dear Mr. Malone:

We have limited our review of your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

The Asset Sale Transaction, page 4

1. The proposed asset sale transaction is within the scope of Item 14(a)(4) of Schedule 14A, and all of the information required by Item 14 of Schedule 14A should be provided. See Item 1 of Schedule 14C. Please revise your document to include this information. Note that the information provided to stockholders should give them adequate textual and financial information for a thorough understanding of the operations that are being sold, and the operations that will continue, if any, or are proposed following the asset sale.

2. Among other matters, please provide a materially complete discussion of the negotiation of the terms of the sale agreement. Provide an overview of the negotiations that occurred with WORDsearch Corp., LLC that led to the May 5, 2011 agreement. Discuss any significant proposals and counter-proposals made by the selling and purchasing parties with respect to any material terms of the agreement including the purchase price. Refer to paragraph (b)(7) of Item 14.

3.   We note the financial information you have included beginning on page 5, which you
        have titled "unaudited pro forma condensed financial information." However, it does not
        appear that this information meets the requirements regarding financial information
        required in an asset sale. Please refer to Question H.6 in the Manual of Publicly Available
        Telephone Interpretations (Third Supplement, July 2001) available on our website for
        guidance regarding the financial statements that must be provided with respect to asset
        sale transactions. Note that your Information Statement should include your historical
        financial information pursuant to Item 14(c)(1) of Schedule 14A. In addition, the
        unaudited financial statements of the business being sold should be provided for the same
        periods as are required for the registrant, along with pro forma information. Refer also to
        Rule 3-05 and Article 11 of Regulation S-X. Please revise your Information Statement
        accordingly.

4.   In addition to providing the financial information of the business being sold, it appears
        that you are retaining assets and liabilities and that you will operate as a business
        following the asset sale. To the extent this is true, please provide a reasonably detailed
        textual discussion of what is being retained. Discuss how management plans to conduct
        business following the asset sale and provide management's views as to the challenges
        and opportunities afforded with respect to the retained business activities. For guidance
        in preparing appropriate disclosure concerning the ongoing business activities, refer to
        Item 303 of Regulation S-K in considering the appropriate historical as well as
        prospective information about the financial performance and activities of the ongoing
        business.

5.   Please provide the contextual background necessary to facilitate shareholder
        understanding of why management believes the asset sale to be in the best interest of the
        company and its shareholders. Your expanded discussion should explain why you
        concluded that the terms of the asset purchase agreement are beneficial to Findex.com's
        shareholders and should describe the challenges facing the company going forward,
        including any change in the direction of the business.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel